

November 12, 2013

Via e-mail
Mr. Gary McHenry
Chief Financial Officer
Circle Entertainment Inc.
70 East 55th Street
New York, NY 10022

      RE: **Circle Entertainment Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 27, 2013
                File No. 1-33902

Dear Mr. McHenry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

1.   Please clarify to us your role in the development of the Square Parcel following the amendments to both the Transaction Agreement and the SkyView Agreements. It appears that you license the technology for a single amusement ride, which you in turn will license to another party that is developing the Square Parcel on behalf of a third party owner.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Other Expense, page 21

2.   Your disclosure indicates that other expense is comprised of write-offs of capitalized development costs, advanced royalty fees, and license fees. However, it appears that these write-offs are included in operating expenses. It appears that the write-offs are being double counted. Please clarify.

Note 2. Business of the Company, page 31

The First Amendment to the Transaction Agreement, page 33

3.   Please tell us how you have accounted for your investment in the Project Owner.

Note 9. Litigation, page 44

Huff Litigation, page 44

4.   Please tell us how the settlement of the Huff Litigation is reflected in your financial statements.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant